United States securities and exchange commission logo





                             June 23, 2022

       Mostafa Kandil
       Chief Executive Officer
       Swvl Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Center
       Dubai, United Arab Emirates

                                                        Re: Swvl Holdings Corp
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 27, 2022
                                                            File No. 333-264418

       Dear Mr. Kandil:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1 Filed May 27, 2022

       General

   1. We note your amended disclosure in response to comment 3. Please revise to disclose how you determined the
Selling Securityholder's initial total commitment of
                                                        $525,000,000.
   2. Please revise to update your disclosures throughout the filing, as applicable, consistent with the revised
disclosure that you provide in response to our comment letter issued on
                                                        June 23, 2022, with
respect to Amendment No. 1 to your Registration Statement filed on
                                                        Form F-1 (File No.
333-264416).
 Mostafa Kandil
Swvl Holdings Corp
June 23, 2022
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                        Sincerely,
FirstName LastNameMostafa Kandil
                                                        Division of Corporation
Finance
Comapany NameSwvl Holdings Corp
                                                        Office of Trade &
Services
June 23, 2022 Page 2
cc:       Nicholas A. Dorsey
FirstName LastName